Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine, LLP
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New York, NY 10022-1200
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February 5, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, DC 20549

Attn: Geoffrey Kruczek

RE:	Forticell BioScience, Inc. (formerly known as Ortec International, Inc.)
Amendment No. 4 to form SB-2
Filed January 18, 2008
File No. 333-146142

Gentlepersons:

When Forticell filed Amendment No. 5 to its registration statement yesterday we had not yet received a response to the inquiries we made to Lonza (for the last few days) asking which individuals at Lonza have the authority to vote and/or dispose of the Forticell shares owned by Lonza. We received their response late yesterday after we had filed Amendment No. 5. We were advised that the persons who have that authority are Messrs. Shawn Cavanagh, Tim Harrigan and Vinny Divito, all of whom are officials of Lonza’s subsidiary in Walkersville, Maryland.

Accordingly, Forticell will, in the definitive prospectus, revise note 16 to the Selling Stockholders table to read as follows:

“This selling stockholder has entered into material manufacturing and sales agreements with us more fully described in ‘Description of Business - Sales and Marketing’ and ‘Description of Business - Production and Supply.’ See also Note 15 to our financial statements for the year ended December 31, 2006 elsewhere in this prospectus. Includes shares and shares issuable upon exercise of warrants, both issued by us in lieu of cash payments for production suite fees. Lonza Walkersville, Inc. is controlled by Lonza Group Ltd. According to the information on Lonza’s website, Lonza is headquartered in Basel, Switzerland and is listed on the SWX Swiss Exchange. Messrs. Tim Harrigan, Shawn Cavanagh and Vinny Divito, officials at Lonza’s Walkersville, Maryland subsidiary, have voting and dispositive authority for these shares.”

/s/ Gabriel Kaszovitz
Gabriel Kaszovitz